

Mail Stop 3561

August 27, 2015

Dong Ye
Chief Executive Officer
YaSheng Group
805 Veterans Blvd., #228
Redwood City, CA 94063

> **Re: YaSheng Group**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed on March 30, 2015**
> **File No. 000-31899**

Dear Mr. Ye:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Item 9A (T) Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 49

1. Please amend your filing to conclude on the effectiveness of disclosure controls and procedures as of December 31, 2014. In this regard, we note your disclosed conclusion is as of December 31, 2012. We also note your conclusion at March 31, 2015 as disclosed in the corresponding Form 10-Q that such controls were not effective.

Management's Annual Report on Internal Control over Financial Reporting
Internal Control over Financial Reporting, Page 50

2. Please amend your filing to conclude on the effectiveness of your Internal Controls over Financial Reporting as of December 31, 2014. We note your disclosed conclusion is as of December 31, 2012.

3. Please state whether you applied the 1992 or 2013 COSO framework, pursuant to Item 308(a)(2) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure